December 23, 2009

Mr. Mark E. Reese
Senior Vice President and Chief Financial Officer
EMC Insurance Group Inc.
717 Mulberry Street
Des Moines, Iowa   50309

Re: EMC Insurance Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 13, 2009
File No. 000-10956

Dear Mr. Reese:

        We have reviewed your October 23, 2009 response to our September 9, 2009 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Business
Loss and Settlement Reserves, page 13

   1. We acknowledge your response to comment one and your disclosure that you do
      not use accident year loss picks to establish your reserves. You acknowledge that
      your reserving methodology is different than that used by many public insurance
      companies, but also indicate that the method used is an accepted actuarial
      methodology that has been used for many years to produce reasonably adequate
      reserve levels on a consistent basis. Please revise your disclosures to identify the
      specific actuarial method(s) you use to establish your reserves and indicate when
      you use alternate methods. Separately explain to us how the methodologies you
      use comply with GAAP and reference for us the authoritative literature relied
      upon to support your position. To the extent you utilize loss ratio, the loss
      development, chain ladder, Bornhuetter-Ferguson methodologies, please explain

to us how these methods are used without loss triangles stratified by accident year.

2. In your response to comment one you indicate that you strive to maintain a reasonably consistent level of reserve adequacy at each quarterly reporting date, the financial impact resulting from the development of prior accident year reserves is, in effect, being offset by the establishment of equally adequate reserves on current accident year claims. You also indicate that the primary driver of your results of operations is not accident year performance, but rather current period claims experience. Please explain to us what exactly these assertions mean and whether and, if so, to what extent your method results in smoothing reserves.

3. In your response to comment one you indicate that you establish bulk reserves in total and only allocate these reserves to the various accident years for financial reporting purposes. Please explain to us how you are able to allocate loss reserves to prior years for purposes of preparing your SOP 94-5 (ASC 944-40-50-3) disclosures if you do not utilize loss reserving methods that stratify losses into specific accident years.

4. You also indicate in your response to comment one that you establish case reserves separately from bulk reserves. Please explain to us how you ensure that you capture the population of insured losses if you do not estimate total loss exposure and subtract case reserves to determine IBNR bulk reserves.

5. In your response to comment one and in your MD&A disclosures in your 2009 Forms 10-Q, you indicate that you no longer disclose prior years' loss development in your interim period filings, in part because you believe investors misinterpreted your reported development amounts. Although you acknowledge your obligation to provide prior years' loss development on an annual basis, you do not appear to acknowledge the obligation to explain changes in material estimates on an interim basis which we believe is necessary to an understanding of interim results of operations. Please revise your interim period MD&A disclosures to discuss the effect of prior years' loss development recorded during each quarter during 2009 as well as to provide an analysis of the reasons for the development, or demonstrate to us why this disclosure is not material to investors. If you are unable to determine the effect of prior years' loss development on an interim basis, please explain to us how you are able to prepare interim financial statements in accordance with GAAP.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
13. Stock Plans, page 132

6. We acknowledge your response to comment five and your assertion that your financial statements should reflect all of the expenses incurred by the parent company on your behalf. Please explain to us why you believe it is appropriate to account for share-based awards granted to employees of your parent as employee awards under paragraph 10 of SFAS 123R (ASC 718-10-30-3) instead of nonemployee awards under EITF 96-18 (ASC Subtopic 505-50). In addition, please explain to us how you account for the portion of compensation associated with share-based awards granted to employees of your parent that are allocated to other members of the Employers Mutual consolidated group. Please reference for us separately the authoritative literature you rely upon to support your accounting.

* * * *

Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant